American Nano Silicon Technologies, Inc.

c/o American Union Securities

 100 Wall Street 15th Floor

New York, NY 10005

______________________________________________________________________________

July 23, 2008

Pamela A. Long
United States
Securities and Exchange Commission
100F Street NE

Mail Stop 7010

Washington DC 20549.

CC: Tricia Armelin 202-551-3747 and John Cash 202-551-3235

             Re: American Nano Silicon Technologies, Inc.

                    Amendment No.1 to Form 10

                    Filed June 6, 2008

                    File No. 000-52940

                    Form 10-Q for the Period Ended March 31, 2008

                    Filed May 23, 2008

                    File No. 000-52940

Dear Ms. Long.

We are writing in response to your letter dated June 27, 2008.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.  We are sending this letter as a supplement so that we might resolve certain comments made in your letter prior to amending any of our filings.

General

1.
We note that you refer to American Nano Silicon Technologies, Inc in various ways throughout the filling. For example, you refer to it as American Nano-Delaware on page 3, ANNO on page 9,and ANST on page 9.If these short form references all refer to the same company, please revise your filing to refer to the company in a consistent manner throughout the filing. If these references do not refer to the same company, please clearly explain to which company each short form reference refers.

     Answer:  Our Company name is American Nano Silicon Technologies, Inc. We are a California corporation. Our wholly owned subsidiary incorporated in Delaware is also called American Nano Silicon Technologies, Inc. We will revise the filing to avoid confusion by referring to the Company as “ANNO” and to our Delaware subsidiary as “ANST”.

2.	Please also revise your filing throughout to refer to the filing as a Form 10 and to remove all “SB” designations.

 Answer: We will make these revisions in the amended filing.

Business, page 3

3.
We note your response and additional disclosure in response to comment 6 in our letter dated March 10, 2008. However, American Nano Silicon Technologies, Inc.’s historical corporate background is still unclear and there appear to be inconsistencies in the filing relating to its background before it merged with CorpHQ, Inc. On page 4, please clarify how US Nano-Crystalline Silicon Technology is related to American Nano Silicon Technologies. Additional, please reconcile your disclosure on page 4 regarding the formation of Nanchong Chunfei Nano-Crystalline Technology Co., Ltd with your disclosure on page F-6 under Note 1.

Answer: We note the response to comment 6 dated June 6, 2008 and recognize that certain designations for names were incorrectly translated and thus did not reconcile with our disclosure on page F-6 under Note 1 of our financials. Specifically US Nano-Crystalline Silicon Technology was incorrectly translated and actually refers to American Nano Silicon Technologies, Inc., a California  corporation.

For the record, the following description found in F-6 under Note 1 of our financials is accurate:American Nano-Silicon Technologies, Inc. (“ANST”) was incorporated on August 8, 2006 under the laws of the State of Delaware. On August 26, 2006, ANST acquired 95% interest of Nanchong Chunfei Nano-Silicon Technologies Co., Ltd. (“Nanchong Chunfei”), a company incorporated in the People’s Republic of China (the “PRC” or “China”) in August 2006. Nanchong Chunfei directly owns 90% of Sichuan Chunfei Refined Chemicals Co., Ltd. (“Chunfei Chemicals”), a Chinese corporation established under the laws of PRC on January 6, 2006. Chunfei Chemicals itself owns 92% of Sichuan Hedi Veterinary Medicines Co., Ltd. (“Hedi Medicines”), also a Chinese company incorporated under the law of PRC on June 27, 2002.

We will revise the chart found on page 4 of our last filing to the following chart in the revised filing.

American Nano Silicon Technologies, Inc., fka CorpHQ, Inc. a California Corporation (the “Company” or “ANNO”)
owns 100% of
American Nano Silicon Technologies, Inc., a Delaware Corporation (“ANST”)
owns 95% of
Nanchong Chunfei Nano-Silicon Technologies Co., Ltd., a company incorporated in the People’s Republic of China (”Nanchong Chunfei”)
owns 90% of
Sichuan Chunfei Refined Chemicals Co., Ltd., a company incorporated in the People’s Republic of China (“Chunfei Chemicals”)
owns 92% of
Sichuan Hedi Veterinary Medicines Co., Ltd., a company incorporated in the People’s Republic of China (“Hedi Medicines”)

4.	We note the chart you provided on page 4 detailing American Nano Silicon Technologies, Inc.’s corporate structure. Please revise to disclose the relevant ownership percentages of each company.

Answer: Please see our response to comment 3.

5.
We note your revised disclosure in response to comment 10 in our letter dated March 10, 2008. However, it seems like this product is currently available only to a small number of selected distributors. Please revise your disclosure to clearly state that you are currently producing and selling Micro-Nano Silicon and clarify whether it is available to the public or only a selected group of distributors.

Answer: We will make these revisions in the amended filing to the following:

We are currently producing and selling Micro-Nano Silicon. This product is only available to the selected group of distributors and cannot be directly purchased by the general public.

6.	Under “Research and Development” on page 5, please revise your disclosure to clarify which years correspond to the research and development costs listed.

Answer: We will make the following  revisions in the amended filing:

The research and development related costs were $29,975 for fiscal year 2006 and $41,394 for fiscal year 2007.

7.
We note that several of the following issues are discussed in other places in the filing, in your response letter dated June 6, 2008, or were previously present in your Business section and have been removed. Please revise your Business section to include discussion of the following items:

•	Methods of product distribution. See Item 101(h)(4)(ii) of Regulation S-K. Please disclose your response to comment 11 contained in your June 6, 2008 letter.

•
Competitive business conditions, your competitive position in the industry, and the methods of competition. See Item 101(h)(4)(iv) of Regulation S-K. We note your response to comment 12 contained in your June 6, 2008 letter. Please clarify the first paragraph of your answer, provide support for the assertions contained in the second paragraph, and disclose the revised answer in the Form 10.

•
Sources and availability of raw materials and the names of principal suppliers. See Item 101(h)(4)(v) of Regulation S-;K. We note that some of this information is contained in your response to comment 24 in your June6, 2008 letter and some of this information was contained in your Form 10 filed on February 12, 2008.

•
Dependence on one of a few major customers. See Item 101(h)(4)(vi) of Regulation S-K. We note that some of this information is contained in your response to comment 24 in your June 6, 2008 letter and some of this information was contained in your Form 10 filed on February 12, 2008.

•
Effect of existing or probable governmental regulations on the business. See Item 101(h)(4)(ix) of Regulation S-K. We note that some of this information was contained in your Form 10 filed on February 12, 2008.

•
Costs and effects of compliance with environmental laws (federal, state and local). See Item 101(h)(4)(xi) of Regulation S-K. We note that some of this information was contained in your Form 10 filed on February 12, 2008.

Answer: We will make these revisions in the amended filing as follows::

Methods of product distribution:

For the fiscal year ended September 30, 2007, we sold to a large number of regional businesses and enterprises engaged in the chemicals business. Since then, we have modified our sales method to include distributors who purchase our product for re-sale. Those distributors include Chengdu Blue Wind Company and Chongqing Trading Company, Ltd. While these two companies comprise over 62% of total sales for the six month period ended March 31, 2008. In the future, if we are able to raise additional capital, we expect to add more sales force to market our products beyond our regional base of customers.

Competitive business conditions:

The Micro-Nano Silicon product are ultra fine crystal structured chemicals that is used in the chemical industry for phosphorus additives, as a reinforcing agent for the rubber industry, and for paint and cover agents for coatings in the paper-making industry.

The Micro-Nano Silicon product is currently the only sub-nano new material for large-scale production in China and is to be used as a substitute for current chemical agents.

Micro-Nano Silicon™ is the most effective non-phosphorus auxiliary agent available in the market today. It will compete against the most commonly used phosphorus-free auxiliary agent in synthetic detergent, 4A zeolite. This material is inferior to Micro-Nano Silicon™ at ion-exchange, and slow-acting at energy-saving lower wash temperatures. Its other disadvantages are that it is insoluble in water, liable to re-deposit dirt, and tending to dull the color of clothes after washing.  Micro-Nano Silicon™ addresses all these deficiencies.

Micro-Nano Silicon™ is adaptable to many uses.  At present the Chinese Companies’ market research indicates that Micro-Nano Silicon™ should gain broad acceptance in the Chinese washing products industry.  However, should it lose that market, the Chinese Companies expect to be able to sell Micro-Nano Silicon to the Chinese petrochemical, plastics, rubber, paper, ceramics and other industries.  The equipment and techniques of the production line are similarly adaptable, which allows the Chinese Companies to switch to producing white carbon black, alumina, calcium phosphate and other chemical products with simple modifications and variation of key inputs.

We do not face direct competition for our products in marketplace. This is due to the fact that our product is not recognized as an industry standard. Currently, the industry standard is 4A zeolite, a phosphorus-free auxiliary agent. Although we do not face direct competition, we do face high barriers to entry toward the acceptance of our products. We rely on the loyalty of our existing customers along with our high quality customer service to build our reputation and product acceptance. By the feedback we have received from our customers, we believe that the results of our product enable us to one day become the industry standard.

 Sources and availability of raw materials:

Our raw materials mainly come from Chinese domestic suppliers (detailed in the table below), and the supply of raw materials could meet our production needs and normal reserves. Our production are based on the monthly marketing plan to determine the production tasks, and then to determine the purchase of raw materials.

Name of Raw Material Suppliers	Source of Raw Materials
Chongqing Shangshe Chemical Co.,Ltd.	Chongqing City
Sichuan Sirui Packing Co., Ltd.	Sichuan Yibing
Shehong Hengtong Logistics Co., Ltd.	Sichuan Shehong
Zigong Haoming Chemical Co.,Ltd.	Sichuan Zigong
Nanchong South Chemical Co.,Ltd.	Sichuan Nanchong
Chongqing Tianditong Co.,Ltd.	Chongqing City
Guizhou Yindu Trade Service Co.,Ltd.	Guizhou Zunyi
Nanchong Shirong Chemical Co.,Ltd.	Sichuan Nanchong

The raw materials and packaging materials have their rich resources and a wide range of supply channels, not a monopoly supplier. Therefore, we don’t have any independence on one or more suppliers.

Dependence on one of a few major customers:

The following is a breakdown of the Company's customers by revenues. For the fiscal year ended September 30, 2007, we sold to a large number of businesses and enterprises engaged in the chemicals business. Since then, we have modified our sales method to include distributors who purchase our product for re-sale. Those distributors include Chengdu Blue Wind Company and Chongqing Trading Company, Ltd. While these two companies comprise over 62% of total sales for the six month period ended March 31, 2008, we do not believe we are dependent on their partnerships to maintain our sales growth.  We feel the relationships we have established in the past will enable to us to continue to market and sell our products if the relationships with our current distributors were to terminate.

Customer Name	Percentage of Revenues for FY ended 9/30/07	Percentage of Revenues for six months ended 3/31/08

Dachuan Ran Qi Rong	7.08%	7.26%
Bazhong Luo Qing Wen	4.02%	4.18%
Pingchang Zhao Guo Ping	3.69%	4.11%
Quxian Zhang Xie	3.08%	3.65%
Chongqing Baoye Group	2.67%	2.92%
Chengdu Lotus Cleaning Products Company	2.54%	2.67%
Tongjiang Zou Yuan Jun	2.38%	2.34%
Chengdu Jixiang Industry	2.11%	1.94%
Guangan Wu Fu Lin	2.07%	1.75%
Tongzi Qiao Ru Hu	1.96%	1.56%
Chengdu Blue Wind Company	0%	23.63%
Chongqing Trading Company Ltd.	0%	38.79%

Existence of government regulation.

Our production and operations are under the long-term protection by the Chinese Government laws and regulations. Our production and operations were examined and approved by Chinese Government's authority, and supported and protected in its business license scope. We have also been granted the right to import and export products, and because of China's relatively low cost of labor, we anticipate that  our products will also  prove to be competitive in the international market.

Cost of compliance with environmental laws.

Management believes that Our factory meets the requirements of the Chinese government and local environmental laws and regulations, workers security regulations, Air Protection Law, Water Resources Protection Act, Resource Conservation Recovery Act, and so on. We have all the licenses required by the production, and so far we have not violated any laws.

Management believes that Our products are environmentally-friendly green products, no pollution to the environment, and its protection fees will not cause any significant impact on the operation, the cost increase, or any significant negative impact on our profitability and competitiveness.

Management can give no assurance that new or additional laws or regulations relating to the environment will not result in material costs in the future.

Where You Can Find Additional Information, page 5

8.	Please note that the registration statement on Form 10 is already effective. Please revise your disclosure accordingly.

Answer: We will make these revisions in the amended filing.

9.	Please revise your disclosure to reflect the Commission’s new address: 100F Street NE, Washington DC 20549.

Answer: We will make these revisions in the amended filing.

Risk Factors, page 6

10.	Please avoid discussing risks you have already previously described. The following risk factors appear similar to prior risk factors. Please combine or consolidate as necessary.

•	On page 7, you list two risk factors describing how your business is dependent on key personnel.

•	On page 8, you list two risk factors describing risks related to penny stocks.

Answer: We will make these revisions in the amended filing.

11.
Please not that you should avoid discussing risk factors that do not describe material risks faced by your company. The risk factor relating to complying with the requirements of Sarbanes-Oxley Act appears generic. Please disclose how this risk factor specifically affects your company or remove the factor.

Answer: We will remove this risk factor in the disclosures. In the future, we will also not discuss risk factors that do not relate to material risks to us.

12.	Please include a risk factor discussing the political, economic, and legal risks involved in operating a business in the People’s Republic of China.

Answer: We will make the revisions below in the amended filing.

Risks Related to Doing Business in China.

Adverse changes in economic and political policies of the People's Republic of China government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.

Political Risk

All of our operations are outside the United States and are located in China, which exposes it to risks, such as exchange controls and currency restrictions, currency fluctuations and devaluations, changes in local economic conditions, changes in Chinese laws and regulations, exposure to possible expropriation or other Chinese government actions, and unsettled political conditions. These factors may have a material adverse effect on our operations or on our business, results of operations and financial condition.

China's economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the People's Republic of China economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The People's Republic of China government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall People's Republic of China economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. Since early2004, the People's Republic of China government has implemented certain measures to control the pace of economic growth. Such measures may cause a decrease in the level of economic activity in China, which in turn could adversely affect our results of operations and financial condition.

Economic Risk

We face risks associated with currency exchange rate fluctuation, any adverse fluctuation may adversely affect our operating margins.

Although the Company is incorporated in the United States, all of our current revenues are in Chinese currency. Conducting business in currencies other than US dollars subjects the Company to fluctuations in currency exchange rates that could have a negative impact on our reported operating results. Fluctuations in the value of the US dollar relative to other currencies impact our revenue; cost of revenues and operating margins and result in foreign currency translation gains and losses. Historically, the Company has not engaged in exchange rate hedging activities. Although the Company may implement hedging strategies to mitigate this risk, these strategies may not eliminate our exposure to foreign exchange rate fluctuations and involve costs and risks of their own, such as ongoing management time and expertise, external costs to implement the strategy and potential accounting implications.

Legal Risk

The Chinese legal and judicial system may negatively impact foreign investors.

In 1982, the National Peoples Congress amended the Constitution of China to authorize foreign investment and guarantee the "lawful rights and interests"of foreign investors in China. However, China's system of laws is not yet comprehensive. The legal and judicial systems in China are still rudimentary,and enforcement of existing laws is inconsistent. Many judges in China lack the depth of legal training and experience that would be expected of a judge in a more developed country. Because the Chinese judiciary is relatively inexperienced in enforcing the laws that do exist, anticipation of judicial decision-making is more uncertain than would be expected in a more developed country. It may be impossible to obtain swift and equitable enforcement of laws that do exist, or to obtain enforcement of the judgment of one court by a court of another jurisdiction. China's legal system is based on written statutes; a decision by one judge does not set a legal precedent that is required to be followed by judges in other cases. In addition, the interpretation of Chinese laws may be varied to reflect domestic political changes.

The promulgation of new laws, changes to existing laws and the preemption of local regulations by national laws may adversely affect foreign investors. However, the trend of legislation over the last 20 years has significantly enhanced the protection of foreign investment and allowed for more control by foreign parties of their investments in Chinese enterprises. There can be no assurance that a change in leadership, social or political disruption, or unforeseen circumstances affecting China's political, economic or social life, will not affect the Chinese government's ability to continue to support and pursue these reforms. Such a shift could have a material adverse effect on the company business and prospects.

Management’s Discussion and Analysis, page 9

13.
Under the “Safe Harbor Regarding Forward-Looking Statements,” please remove all references Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 since these sections do not apply to your company.

Answer: We will make these revisions in the amended filing.

Results of Operations, page 9

14.
Please revise to provide a more specific and comprehensive discussion of the various factors that have contributed to changes in your operating results. In this regard, please further explain your reference to “production facility difficulties” experienced during the second quarter of 2008. Please refer to our Release 33-8350, available on our website at www.sec.gov/rule/interp/33-8350.htm.

Answer: Please refer to our response to comment 15 regarding this comment.

15.
On page 10, we note that are experiencing ongoing production facility difficulties. Please revise your filing to describe briefly this situation and disclose the steps the company is taking to remedy the problems. Additionally, please revise your filing to include a risk factor discussing the risks associated with these production facility difficulties and the impact these difficulties are having on your liquidity.

Answer: In our filing, we note that our statements of

“Revenues decreased from $786,336 in Q2 of 2007 to $424,165 in Q2 of 2008, a decrease of ($362,171) or (46.1%). Gross Profit decreased from $138,783 in Q2 of 2007 to $61,816 in Q2 of 2008, a decrease of ($69,967) or(50.4%).  The reduction in revenues and gross profit was primarily the result of our lacking the working capital to purchase raw materials and operate our manufacturing facility during the period thatse difficulties  are ongoing.”

and

“Gross Profit decreased from $163,769 in the first two quarters of fiscal 2007 to $102,369 in the first two quarters of fiscal 2008, a decrease of ($61,400) or (37.5%).  The reduction in revenues and gross profit was primarily the result of our lacking the working capital to purchase raw materials and operate our manufacturing facility production facility difficulties experienced during the period thatse difficulties  are ongoing.”.”

are unclear and has lead to a misunderstanding of our intended meaning. Our intention was to state that our revenues and gross profit had decreased as a result of a lack of production. Simply put, we were not able to manufacture our product because of a lack of working capital to purchase the raw materials needed to produce Micro-Nano Silicon. Since we didn’t sell as much Micro-Nano Silicon, our gross profit decreased accordingly.

We will revise the language in the amended filing to:

Revenues decreased from $786,336 in Q2 of 2007 to $424,165 in Q2 of 2008, a decrease of ($362,171) or (46.1%). Gross Profit decreased from $138,783 in Q2 of 2007 to $61,816 in Q2 of 2008, a decrease of ($69,967) or(50.4%).  The reduction in revenues and gross profit was primarily the result of a lack of working capital to purchase the raw materials needed to produce Micro-Nano Silicon. Since we didn’t sell as much Micro-Nano Silicon, our gross profit decreased accordingly.

and “Gross Profit decreased from $163,769 in the first two quarters of fiscal 2007 to $102,369 in the first two quarters of fiscal 2008, a decrease of ($61,400) or (37.5%).  The reduction in revenues and gross profit was primarily the result of a lack of working capital to purchase the raw materials needed to produce Micro-Nano Silicon. Since we didn’t sell as much Micro-Nano Silicon, our gross profit decreased accordingly.

We have addressed the reason for the lack of production in the need for additional capital in our risks factor section.  The language we have for this risk is below.

We need additional capital.

We require substantial additional financing to implement our business plan and to cover unanticipated expenses.  The timing and amount of any such capital requirements cannot be predicted  determined at this time.  There can be no assurance that any such financing will be available on acceptable terms, or at all.  If financing is not available on satisfactory terms or at all, we may be unable to expand at the rate desired or we may be required to significantly curtail or cease our business activities.  If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced and such securities may have rights, preferences and privileges senior to those of the common stock.  If capital is raised through a debt financing, we would likely become subject to restrictive covenants relating to our operations and finances.

Description of Property, page 11

16.	Please revise your filing to disclose your response to comment 15 contained in your June 6, 2008 letter.

Answer: We will amend the following to the description of property section:

We paid $ 872,976 of land use rights for the total area of 66666.7 square meters (100 acres). At present we have built the animal pharmaceutical production plant 4,800 square meters, Micro-Nano Silicon production plant 4,320 square meters. We also constructed the building of technology and quality 4,850 square meters, 4,120 square meters office, the staff residence building 3,800 square meters, 1,600 square meters experts building, with related ancillary equipment and perfect facilities.

Security Ownership of Certain Beneficial Owners and Management, page 12

17.
Please either clarify or remove the following sentence at the end of the second full paragraph: “Currently there are only the stock options listed above issued or outstanding.” It does not appear that you have any stock options issued or outstanding.

Answer: We have removed this sentence from our revised filing.

Directors, Executive Officers, Promoters and Control Persons, page 12

18.
We note your disclosure in your Form 10, filed on February 12, 2008, that your directors and executive officers all took office in July 2007. If true, please revise your filing to disclose this information. See Item 401(a)-(b) of Regulation S-K.

Answer: We will revise our filing to state this fact in the following manner:

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

The following table sets forth the names and ages as of management, and business experience of the directors, executive officers and certain other significant employees of our company. Our directors hold their offices for a term of one year or until their successors are elected and qualified. Our officers serve at the discretion of the Board of Directors. Each officer devotes as much of his working time to our business as is required.

Name	Age	Positions Held

Pu Fachun	52	Director, President and CEO and CFO
Zhou Jian	43	Director
Zhang Changlong	52	Director

The principal occupation for the past five (5) years (and, in some instances, for prior years) of each of our directors and officers are as follows:

Management

Pu Fachun, President and Chairman, 52 years old, is an entrepreneur with over 20 years of experience in the chemicals management business. Mr. Pu started his career as a production technician at the Nanchong Chemical Plant in Sichuan in 1972. In 1994, he founded Sichuan Chunfei Investment Company until he established Nanchong Chunfei  Nano-Silicon Technologies Co. Ltd in 2006. Mr. Pu was central in the development and commercialization of the Company’s products. Prior to joining Nanchong Chunfei  Nano-Silicon Technologies Co. Ltd in 2006, he had served as the Chairman of Sichuan Chunfei Investment Group. Mr. Pu joined the Company as a director and President and Chairman in July of 2007.

Zhou Jian, Director, 52 years old, is an economist, who since October 2006, has been Vice President of Sichuan Chunfei Daily Chemicals Industry Stock Co., Ltd.  He formerly served as Chairman of the Longhui Science and Technology Software Development Co., Ltd. under Sichuan Jiaotong University from 2005 through 2006. Prior to that, he served as of Chairman of Sichuan Jiancheng Scientific and Technology Industrial Co., Ltd, a position he held since 2001. Mr. Zhou joined the Company as a director in July of 2007.

Zhang Changlong, Director, 43 years old, has been General Inspector of Finance of Sichuan Chunfei Investment Group Co., Ltd. since October 2006.  He is trained as a senior accountant, and formerly served as Section Chief of the Treasurer’s Office of the Nanping Bureau of Forestry, as Section Chief of the Treasurer’s Office of the Weft-Knitted Knitting Plant of Sichuan Nanchong Gaoping District, as finance chief of Shenzhen Huifeng Industry Co., Ltd., and financial adviser to Nanchong Jialing Pharmaceutical Co., Ltd, a position he held since 2001 prior to taking his position with Sichuan Chunfei Investment Group. Mr. Zhang joined the Company as a director in July of 2007.

Board of Directors

All directors hold office until the annual meeting of stockholders of the Company following their election or until their successors are duly elected and qualified. Officers are appointed by the Board of Directors and serve at its discretion. We have had a standing audit committee since our inception.

Executive Compensation, page 13

19.	We note that you have employment agreements with your executive officers and directors. Please disclose the material terms of these agreements. See Item 402(0)(1) of Regulation S-K.

Answer:  We have revised to the following:

As of May 1, 2008, we have entered into an employment agreement with our directors, Mr. Pu, Mr. Zhang, and Mr. Zhou.

The one year agreement provides for an annual salary of $10,000 for each year for the term of the agreement with Mr. Pu and an annual salary of $7,500 to Mr. Zhou and Mr. Zhang for the term of the agreement.

The agreement will provides that the directors’ will be reviewed by the Board of Directors not less frequently than annually, and may be adjusted upward at any time in the sole discretion of the Board of Directors. The directors will be eligible for bonus compensation to be awarded at such times and in such amounts as determined by us in our sole discretion. The term of each agreement commenced on the effective date of May 1, 2008 and will continue until an event of termination under the agreement, including the following (i) the disability of director, (ii) upon the death of any director, or (ii) upon thirty days’ written notice from any of the directors.

The Company is not required to provide coverage or benefits including life and health insurance.

During the term of the agreement and for a period of eighteen months after the agreement’s termination, the directors will be subject to a confidentiality agreement and a non-competition covenant, subject to certain conditions. Pursuant to the non-competition covenant, the directors agreed that they individually or as a group will not on behalf of, or in conjunction with any person, firm or corporation, other than the Company: (i) engage or participate in our business, (ii) enter the employ of or render any services to any person actively engaged in or directly competitive with our business, (iii) directly or indirectly participate in the ownership, management, operation, financing or control of (or be employed by or consult for or otherwise render services to) any person, corporation, firm or other entity that actively and directly competes with us in the business, (iv) directly solicit for employment any of our employees or any person who was employed by us six months prior to such solicitation.

20.
We note your statement on page 13 that you did not compensate your directors for the 2007 fiscal year and the period leading up to the filing of the Form 10. However, from your Summary Compensation table on page 13, it appears that you compensated your directors for the 2007 fiscal year. Please revise your disclosure accordingly.

Answer: We will revise the current language to the following:

For the fiscal year ended September 30, 2007, and the subsequent period up to the date of the filing of this registration statement, the Company compensate directors for their services on a base salary. We anticipate this base salary of $10,000 to Mr. Pu, and $7,500 to Mr. Zhou and Mr. Zhang to remain consistent in the near future.

Certain Relationships and Related Transactions, page 13

21.
We note your response to comment 24 contained in your June 6, 2008 letter. Please revise your filing to disclose both your response to comment 24 and the transactions listed on page 8 of the financial statements which describe related party transactions through March 31, 2008. Additionally, in your chart disclosing the 2006 and 2007 transactions, please specifically name the unidentified officer and employee.

Answer: We will revise the current language to the following:

The Company periodically has receivables from its affiliates, owned by Mr. Fachun Pu, the majority shareholder and the president of the Company. The Company expects all outstanding amounts due from its affiliate will be repaid and no allowance is considered necessary. The Company also periodically borrows money from its shareholders to finance the operations.

The details of loans to/from related parties are as follows:

	2007	2006
Receivable from Chunfei Daily Chemical	$176,492	$39,801
Receivable from Chunfei Real Estate	96,093	-
Receivable from officer and employees	-	16,666
Total	272,585	56,467

Loan From Chunfei Daily Chemical	$7,207	$-
Loan From Chunfei Real Estate	108,136	-
Loan From Zhang Qiwei (shareholder)	74,738	-
Loan From other officer and employee	10,142	10,121
Total	200,223	10,121

Sichuan Chunfei Daily chemicals co. Ltd (“Daily Chemical”) and Sichuan Chunfei Real Estate are owned by Mr. Pu Fachun, the majority shareholder and the president of the company. The loans are short term in nature, bear no interest and due upon request.

Daily chemical is a major customer of the Company.  Its sales accounted for 14% of the net revenue for the year ended September 30, 2007.  Daily Chemical is also the largest supplier of the Company, accounted for 36% of all of the raw materials the Company purchased for the year ended September 30, 2007.

 The following is a list of loans to/from related parties as of March 31, 2008:

Jason, I assume the officer and employee who had related party transactions in 2007 and 2006 was Mr. Pu. Please confirm.

As of March 31, 2008

Receivables from affiliates

Chunfei Daily Chemical	$181,463
Chunfei Real Estate	54,116
Total	$235,579

Loan from shareholder
Zhang, Qiwei	$79,863

Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 14

22.	Under “Dividends.” Please clarify the following sentence: “Should we ever produce sufficient earnings as a result of gains in securities of Concept Affiliates we develop….”

Answer: We will revise the current language to the following:

Historically, we have not paid dividends to the holders of our common stock and we do not expect to pay any such dividends in the foreseeable future as we expect to retain our future earnings for use in the operation and expansion of our business. We only foresee making cash distributions to our stockholders when and if our business expansion has reached a point where we can develop sufficient funds from operations to meet our ongoing needs and implement our business plan. The time frame for that is inherently unpredictable and shareholder should not plan on this to occur in the near future, if at all.

Indemnification of Directors and Officers, page 17

23.	Please revise this section to refer to California state law as opposed to New York state law, as your company is incorporated in California.

Answer: We will revise the current indemnification of directors and officers to the following:

As stated in our corporate bylaws, the Corporation shall, to the maximum extent permitted by the California General Corporation Law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actual and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law.  For purposes of this article, an “agent” of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation. Additional and more detailed information can be found in our bylaws which are incorporated by reference to the Form 10 filed on February 12, 2008.

Financial Statements, page F-1

24.	Please revise to ensure that each of your financial statements is appropriately titled.

Answer:  We have revised the financial statements accordingly.

Statement of Stockholders’ Equity, page F-4

25.
Please help us understand how you have treated your common stock shares prior to the Exchange Agreement with CorpHQ. In reverse acquisitions, the historical stockholders’ equity account of the accounting acquirer, prior to the merger date, is typically retroactively restated so that the ending outstanding share balance as of the merger date is equal to the number of shares received in the merger. Please advice or revise as appropriate.

Answer:  We have revised the financial statements accordingly.

Form 10-Q for the quarterly period ended March 31, 2008

Item 4. Controls and Procedures, page 10

26.
We note your disclosure that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were effective in enabling you to record, process, summarize and report information required to be disclosed in your periodic reports within the specified time periods. Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in this report is make known to management and others, as appropriate, to allow timely decisions regarding required disclosure controls and procedures are effective or ineffective, whichever the case may be. See Exchange Act Rule 12a-15(e). This comment is also applicable to your Form 10-Q for the period ended December 31, 2007.

Answer:

We confirm that Mr. Pu Fachun, our executive officer and principal financial officer have concluded that our disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in our quarterly and annual reports is made known to management and others, as appropriate, to allow timely decisions regarding required disclosure controls and procedures are effective or ineffective. We will revise future filings to clarify this fact.

We thank you for the time and attention devoted for your review.  If you have any further comments or questions or wish to discuss the above, do not hesitate to contact our counsel, Frank J. Hariton at 914-674-4373 or via fax at   212-402-1782.

Sincerely,

/s/ Pu Fachun
Pu Fachun